PRESS RELEASE

GOLDCORP DECLARES FIFTH MONTHLY DIVIDEND PAYMENT FOR 2004
(All dollar amounts in United States dollars (US$))

Toronto, April 20, 2004 - GOLDCORP INC. (GG:NYSE; G:TSX) is pleased to declare its fifth regular monthly dividend payment for 2004 of $0.015 per share. Shareholders of record at the close of business on Monday, May 10, 2004 will be entitled to receive payment of this dividend on Friday, May 21, 2004. Goldcorp intends to make twelve (12) monthly payments of $0.015 per share in 2004 for a total annual dividend payment of $0.18 per share.

Goldcorp's Red Lake Mine is the richest gold mine in the world. The Company is in excellent financial condition: has NO DEBT, a Large Treasury and Strong Cash Flow and Earnings. GOLDCORP is completely UNHEDGED. Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

For further information, please contact:	Corporate Office:

Robert R. McEwen	145 King Street West
Chairman & CEO	Suite 2700
Telephone: (416) 865-0326	Toronto, Ontario
Fax: (416) 361-5741	M5H 1J8
e-mail: info@goldcorp.com	website: www.goldcorp.com